Mail Stop 3561

October 2, 2007

Steven A. Casciola
President
Salon City, Inc.
909 North Palm Avenue, Suite 311
West Hollywood, CA 90069

>   **Re: Salon City, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-SB**
>   **Filed September 11, 2007**
>   **File No. 000-52729**

Dear Mr. Casciola:

We have reviewed your responses to the comments in our letter dated August 10, 2007 and have the following additional comments.

General

1. We note your response to prior comment 1 and reissue in part. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. Examples include your claim that your magazine is positioned on the "front rows of many top retailers" on page 4 and your reference to being "prominently displayed alongside publications such as Vogue, Elle, Glamour and Vanity Fair" on page 5.

2. Your disclosure states in various places that your circulation is "worldwide." Please revise in appropriate places to specify where your magazine is primarily distributed and/or where you have material business operations or revenues.

Description of Business, page 3

3. We note your response to prior comment 2. We recommend that you disclose your revenues and net loss for the last audited period and interim stub in the Introduction subsection of page 3 as this will provide greater context by which to understand the rest of the Description of Business section.

Distribution Agreements, page 4

4. We note your response to prior comment 3. To the extent you believe that certain terms of the agreements with Time Warner Retail and Kable Distribution News should remain confidential, please refer to Staff Legal Bulletin 1 and file a Confidential Treatment Request following the guidelines set forth therein. In either case, given that these agreements appear to be material, please file them as exhibits to the Form 10-SB with your next amendment. If you wish to request confidential treatment for portions of these agreements pursuant to Staff Legal Bulletin 1, you may file forms of the agreements that redact information for which you are seeking confidential treatment. You should be aware that we will not be in a position to clear comments on this filing until all material agreements are filed and our review with respect to any pending confidential treatment requests with respect to those agreements has been completed. In addition, please provide more detailed disclosure here regarding the non-confidential terms of your distribution agreements.

Update: June 30, 2007, page 4

5. It is unclear how this subsection fits into the Description of Business section. Please revise to clarify what this section is updating.

Publishing, page 5

6. Please provide support for your assertion that it is an industry standard to assume that there are 5 or more readers for each issue distributed. If adequate support in not available, please revise your estimates regarding the number of readers that are estimated based on the circulation size, and make corresponding changes throughout.

Projects Scheduled or in Development, page 5

7. Please clarify, in the first paragraph under this heading, whether the projects listed will cost up to $100,000 *in addition* to the up to $100,000 indicated in the paragraph immediately proceeding this section, or will all of the cited projects be less than $100,000.

8. Please describe in more detail, in the second paragraph under this heading, how a distributor generates revenue by "representing" your people. What does "representing" mean and who are your "people?"

Future Projects, page 6

9. Identify the types of products you envision licensing in the second paragraph under this heading.

Competition, page 7

10. We note your response to prior comment 5. As it appears that you are in the early operating stage in regards to your magazine, we believe you should not name established brands as your direct competitors. As such, please remove the first sentence of the second paragraph or provide support for why you believe this comparison is warranted. Please also provide support for your assertion that no other women's interest publication has associations with the beauty industry. Please also provide support for your assertion that you are more competitively priced that other publications.

Risk Factors, page 7

11. Please add a risk factor that a company owned by your management owns the name "Salon City," and will own expected future trademarks, that this entity provides the trademarks to you only through a license and is not obligated to continue providing these licenses under reasonable terms or at all. Please also describe the material terms of your Salon City license in the business section.

Item 2. Management's Discussion and Analysis or Financial Condition, page 10

Revenue, page 10

12. We note that you attribute the increase in revenues during 2007 to a new consumer publication. To give investors a clearer picture of how you derive your revenues, please separately quantify the revenue attributable to each separate publication for the periods presented.

Expenses, page 11

13. We note your disclosure on page 15 that Fountain Capital Fund failed to place most of the orders it was "obligated" to place. Please explain how this obligation was documented, if at all, and explain whether you have any recourse against this entity for its failure to place orders. Also, if this is a common phenomenon, that customers commit to placing orders that they do not ultimately place, please add a risk factor discussing this.

Liquidity and Capital Resources, page 11

14. As previously requested in prior comment 24, please tell us the amount of March 31, 2007 accounts receivable that have been subsequently collected in cash and explain to us the reason for any amounts that were not subsequently collected in cash. In addition, explain to us the reason for the increase in accounts receivable from $69,775 at December 31, 2006 to $139,230 at March 31, 2007.

15. Please clarify or correct your disclosure as you refer to a $44,784 decrease in accounts receivable during 2007 when the actual decrease is $9,492.

16. Please revise your statements of cash flows for all periods presented to separately quantify bad debt expense as an adjustment to the operating activities section. Refer to footnote 17 of SFAS 95 for guidance. In addition, explain to us (i) how the amount of bad debt expense was determined for 2007, (ii) the facts and circumstances surrounding any significant write-offs of accounts receivable during 2007, and (iii) why the initial revenue recognition was appropriate for amounts that were written-off during 2007.

Part II

Recent Sales of Unregistered Securities, page 18

17. We note your response to prior comment 23. Please define the term "barter credits."

Part F/S

Balance Sheet, page 24

18. Please separately quantify deferred revenue, as referred to in your response to prior comment 25, on the face of the balance sheet.

Note 1: Summary of Significant Accounting Policies, page 37

19. Except as noted in the following comment, please remove all references here and throughout the filing to SC Communications, its history, and its current operations. Since SC Communications is a separate and distinct entity from Salon City, Inc., your references to it do not appear relevant. Similarly, your references to Salon City Star magazine should be removed. References and discussions of a separate and distinct entity would be relevant, however, when it is a predecessor entity. For example, reference and discussion would be appropriate when a registrant is a successor entity due to a reorganization or recapitalization transaction of the predecessor entity.

20. Please ensure that you provide all of the disclosures required by paragraph 2 of SFAS 57 and that your financial statements are presented in conformity with Rule 4-08(k) of Regulation S-X.

Revenue Recognition, page 38

21. Please explain to us why it is appropriate to recognize advertising revenue when the printing of a magazine is complete, and not, for instance, (i) when the magazine reaches the bookstores and newsstands or (ii) upon sell-through to the consumer. As part of your response, tell us the significant terms of the agreements that you have with your advertisers that support your accounting. Additionally, expand your disclosure to discuss in detail the important judgments underlying this revenue recognition policy.

22. Please explain to how you have determined that distributor revenue is appropriately recognized at the point a magazine is delivered to the distributor, and not, for instance, (i) when the magazine reaches the bookstores and newsstands or (ii) upon sell-through to the consumer. As part of your response, tell us the significant terms of the agreements that you have with your distributors that support your accounting. Additionally, expand your disclosure to discuss in detail the important judgments underlying this revenue recognition policy.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda McManus
Branch Chief – Legal

cc: Via Facsimile (888) 608-5705
        Jared Febbroriello
        JPF Securities Law